As Filed with the Securities
		                                                and Exchange Commission
                                                    	on November 30, 1999
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



In the Matter of

                                               INTERIM CERTIFICATE

Conectiv and Subsidiaries

                                                        OF



File No. 70-9095

                                                   NOTIFICATION



(Public Utility Holding Company
Act of 1935)
                                                 PURSUANT TO RULE 24






     This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. s 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period July 1, 1999 through September 30, 1999. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.  Conectiv Common Stock issued during period (new issue shares only):
          None

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock    #0f Shares Issued During Period	  Cumulative # 0f Shares Issued
Dividend Reinvestment                 0                      0
Employee Benefit Plans              3,600                  3,600

During the period there were 34,800 stock options and 900 shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan.

Under the Delmarva Long-Term Incentive Plan there were 3,600 stock options exercised during the quarter and 3,600 shares of Common Stock issued. To date, awards under the employee benefit plans include 1,561,600 common stock options and 127,100 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3. Conectiv Common Stock issued for acquisitions:

#0f Shares Issued During Period    Value per Share    Restricted (Y/N)
               0                   N/A                 N/A

4.  Conectiv Long-Term Debt issued during period:

                 None

Aggregate long-term debt financing by Conectiv cannot exceed $250 million.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:


                 Balance at Period-End     Weighted Average Cost       Highest Daily Balance

Conectiv            $593,524,000                 5.52%                 $598,800,000
Delmarva                    0                    5.15%                   32,300,000

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $800 million per SEC order dated November 13, 1998; Delmarva's daily balance cannot exceed $275 million.

6 Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.

7.  Utility Subsidiary financings during period:

Delmarva:  See Item 5 above.


Note: Short-term and long-term financings by Atlantic City Electric Company ("ACE") are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.

8.  Non-utility financing during period not exempt pursuant to Rule 52:
         None.

9.  Guarantees issued by Conectiv and Non-utility Subsidiaries during period:

Issuer of Guarantee   Issued on Behalf of           Amount         Type of Guarantee
Conectiv          Conectiv Energy Supply Inc.         $0          Performance Guarantee
Conectiv          Conectiv Energy Supply Inc.         $0          Performance Guarantee
Conectiv          Conectiv Energy Supply Inc.         $0          Performance Guarantee
Conectiv          Conectiv Energy Supply Inc.         $0          Performance Guarantee

As of the end of the period total guarantees by Conectiv are $57,290,000 and total guarantees by Non-Utility Subsidiaries are $8,840,000.

Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-utility Subsidiaries cannot exceed $100 million.

10.  Borrowings from System Money Pool during period:

Borrowings by individual Non-Utility Subsidiaries did not exceed $25 million at any point during the period and are reported on Form U-6B-2 filed contemporaneously herewith.

11.  Forms U-6B-2 filed with Commission during period:
Filing Entity                                  Date of Filing
Conectiv Resources Partners, Inc.              November 30, 1999
ATE Investment, Inc.                           November 30, 1999
Conectiv Services, Inc.                        November 30, 1999
Conectiv Communications, Inc.                  November 30, 1999
Atlantic Plumbing LLC                          November 30, 1999
Conectiv Solutions, LLC                        November 30, 1999
DCI I                                          November 30, 1999
Atlantic Southern Properties                   November 30, 1999

12. Financial Statements
   Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended September 30, 1999) Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended September 30, 1999)


13. Registration Statements filed pursuant to the Securities Act of 1933:
                 -  None

                              	SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

      The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.
                                    Conectiv
                                    Delmarva Power & Light Company
                                    Conectiv Resource Partners, Inc.
                                    Conectiv Energy Supply, Inc.
                                    Delmarva Capital Investments, Inc.
                                    Conectiv Services, Inc.
                                    DCI I, Inc.
                                    DCI II, Inc.
                                    DCTC-Burney, Inc
                                    Conectiv Operating Services Company
                                    Conectiv Solutions, LLC
                                    Conectiv Plumbing, LLC
                                    Atlantic City Electric Company
                                    Atlantic Generation, Inc.
                                    Atlantic Southern Properties, Inc.
                                    ATE Investment, Inc.
                                    Conectiv Thermal Systems, Inc.
                                    Binghamton General, Inc.
                                    Binghamton Limited, Inc.
                                    Pedrick General, Inc.
                                    Vineland Limited, Inc.
                                    Vineland General, Inc.
                                    ATS Operating Services, Inc.
                                    The Earth Exchange, Inc.

November 30, 1999                   /s/ Philip S. Reese
                                        Philip S. Reese
                                        Vice President and Treasurer